Mail Stop 6010

August 31, 2007

Martin Shmagin
Chief Financial Officer
Urigen Pharmaceuticals, Inc.
875 Mahler Road, Suite 235
Burlingame, California 94010

>   **Re: Urigen Pharmaceuticals, Inc.**
>   **Schedule 14C**
>   **Filed August 28, 2007**
>   **File No. 0-22987**

Dear Mr. Shmagin:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal: Adoption of Amended By-laws

1.   Please discuss the effects of the by-law amendment, as required by Item 19 of Schedule 14A. It appears that one effect will be that it will be easier for the company to execute transactions that will cause dilution to existing shareholders.

2.   Do you currently plan to adjust the conversion price of the Series B Preferred Stock? If so, please state the conversion price to which you anticipate changing it.

Martin Shmagin
Urigen Pharmaceuticals, Inc.
August 31, 2007
Page 2

Incorporation by Reference

3.   We note the disclosure that you "will provide a copy of any of the documents set
        forth above . . . upon request." Based on Item 13(b) of Schedule 14A, it appears
        you need to deliver the documents you are incorporating by reference with the
        proxy statement because it appears you are not eligible for Form S-3 as set forth
        in Note E to Schedule 14A. Please revise the disclosure to state you are
        delivering the incorporated filings along with the proxy statement.

                                    *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with a marked copy of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director